March 10, 2021

Dear Fellow Stockholders,

Ancora Holdings, Inc. (together with its affiliates, "Ancora" or "we") is a sizable stockholder of Blucora, Inc. ("Blucora" or the "Company"), with a beneficial ownership position of approximately 3.4% of the Company's outstanding stock. We have nominated four highly-qualified candidates for election to the Company's Board of Directors (the "Board") at the 2021 Annual Meeting of Stockholders (the "Annual Meeting"): Frederick D. DiSanto, Cindy Schulze Flynn, Robert D. MacKinlay and Kimberly Smith Spacek. In our view, the current Board – which lacks meaningful wealth management and tax advisory experience – is responsible for an array of costly missteps that have caused Blucora to stagnate and undermined the Company's long-term prospects. We believe that voting on the **WHITE** **Proxy Card** to elect Ancora's full slate of independent thinkers and industry experts is the only way to promptly reverse Blucora's tailspin and reposition the Company for enduring success.

It is important to underscore at the outset of this letter that Ancora strongly preferred to avoid running an election contest. We engaged with Blucora's leadership on several occasions this winter and tried to reach a consensual resolution that would have added experienced, qualified individuals to the Board. Unfortunately, rather than maintain an open mind and propose a reasonable framework to address our concerns, Blucora chose to dismiss us and begin expending stockholder resources on external advisors to try to quell value-enhancing change.

It appears Blucora chose to overlook Ancora's history of bringing additive strategic ideas to companies and helping create long-term value for stockholders. Our previous engagements at companies such as Bed Bath & Beyond Inc. (NASDAQ: BBBY), Big Lots, Inc. (NYSE: BIG), Element Fleet Management Corp. (TSE: EFN) and SPS Commerce, Inc. (NASDAQ: SPSC) have been followed by important operational enhancements and meaningful stock price appreciation. In each of these instances, we also advocated for initiatives that would create benefits and stability for non-financial stakeholders, including employees and customers.

Despite the Company's attempts to miscast Ancora and misrepresent our interactions to date, we remain ready and willing to have a productive discussion with the Board about a resolution that is in stockholders' best interests. We believe the Board owes its stockholders to rethink its posture, particularly in light of its record of presiding over:

- **Negative Total Stockholder Returns and Sustained Underperformance Relative to Peers.** Blucora has delivered negative returns for its stockholders over several horizons, including 1-year (-39%) and 3-year (-28%) timeframes.[1] The Company's stock has also consistently and significantly underperformed both its proxy peers and peers identified by a major independent proxy advisory firm over 1-year and 3-year periods, as well as longer-term timeframes.

- **A Failed, Six-Year-Old Corporate Strategy.** Despite approximately six years of hollow promises from the Board and management, Blucora's Avantax and TaxAct businesses have not yielded meaningful synergies. Our analysis shows that neither business has experienced material growth while both operating under Blucora's bloated and poorly-structured holding company model. We remain

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[1] Ancora's total stockholder return calculations run through December 31, 2020.

extremely troubled by the Board's unwavering commitment to a business model and strategy that have produced dismal results for stockholders. We question whether this commitment stems from the fact that Chief Executive Officer Chris Walters is the Company's longest-standing Board member and supported the initiation of the Company's current strategy back in 2015. If Blucora tries to claim it is now at the precipice of achieving substantial synergies, we believe stockholders should assess those claims with a very skeptical eye.

- **Years of Poor Leadership Under Mr. Walters.** We do not believe Blucora can credibly claim that it has "new leadership" running the Company when Mr. Walters has spent several years on the Board prior to being appointed Chief Executive Officer by his fellow directors in January 2020. We strongly question the Board's decision to appoint a fellow director with a background that is almost exclusively in the media and digital sectors to run the Company. Mr. Walters' history of working at Activate, Compass Digital Media and The Weather Company does not align with Blucora's focus on wealth management and tax advisory. Disturbingly, a simple review of Blucora's website reveals that a number of other c-level executives at the Company have similarly irrelevant experience – reinforcing that Mr. Walters and the current Board appear unable to identify and retain relevant management-level talent.

- **An Ineffective Director Refresh Process.** Despite adding a number of new directors in recent years, none have any substantive experience in the Registered Investment Advisor ("RIA") industry. Equally troubling is the fact that a majority of the incumbent directors have no prior executive or director experience in any aspect of the financial services sector. It appears that Blucora has failed to recognize that a director refresh process is supposed to add qualified individuals with relevant experience to the Board. In light of this, we urge stockholders to see through Blucora's claims of having a strong Board and realize that a credible, stockholder-driven refresh is now necessary.

- **Startling Advisor Attrition.** We believe the lack of RIA industry experience across Blucora's Board and c-suite has contributed to the departures of high-performing advisors in recent years. <u>Over the past year, there has been a net loss of more than 100 Avantax advisors.</u> Public reports have highlighted that high-profile firms such as Reason Financial Group ($200 million advisor), Schexnayder Wealth Advisors ($190 million advisor), West Texas WealthCare ($175 million advisor) and Oestriecher Financial Management Services ($100 million advisor) have cut ties with Avantax over the past 12 months. In our view, this is a threat to the long-term viability of Avantax and, in turn, Blucora.

- **Years of Poor Capital Allocation.** Since 2015, the Board has approved the deployment of approximately $940 million on three large acquisitions: HD Vest in 2015, 1st Global in 2019 and HK Financial Services in 2020. Blucora recorded an approximately $271 million goodwill impairment charge related to two of these acquisitions (HD Vest and 1st Global) in May 2020, representing roughly 35% of the combined transaction value. Moreover, Blucora's stock price has plummeted approximately 50% since the 1st Global deal was announced and approximately 33% since the HK Financial Services deal was announced. All of this has occurred while the Company's debt swelled.

- **Bloated and Dilutive Corporate Costs.** Since 2015, Blucora's corporate costs have averaged approximately $20 million per year, with an upward trend. At the Company's current valuation multiple of approximately 9.5x FY 2021 EBITDA, corporate costs alone represent a $200 million drag on stockholder value. It is unclear why Blucora needs such an expensive corporate cost center when its two business lines are independently managed. We are forced to question whether Mr. Walters and the Board are remaining firmly committed to Blucora's retention of TaxAct because they want to justify the Company's large corporate costs.

- **Apparent Entrenchment and Manipulation of Board Election Process.** Instead of considering and meaningfully responding to our concerns, the Company has wasted stockholder resources on high-priced advisors to try to block Ancora's valid and timely nomination of director candidates. After enduring several weeks of increasingly outlandish legal maneuvers aimed at disallowing our nomination, we were compelled to file a lawsuit against Blucora and its Board in the U.S. District Court for the District of Delaware. We had to take this step to ensure a fair, open election contest. We contend that the Board's apparent attempts to entrench its current members and undermine corporate democracy directly contradict the following statement in Blucora's recently-filed preliminary proxy statement: *"Our Board operates with transparency and integrity as it oversees corporate governance practices that align with the interests of our stockholders."*

Ancora believes that the case for meaningful and prompt change in Blucora's boardroom is crystal clear. The Board's track record of presiding over abysmal financial performance, dismal capital allocation, numerous strategic missteps, poor succession planning and anti-stockholder actions is indefensible. In addition, the Board's illogical pursuit of non-existent synergies between the Avantax and TaxAct businesses is contributing to a mass exodus of talent from the highly-attractive Avantax unit. We question whether the Board has even run a credible, comprehensive review of the TaxAct business in light of the exceedingly vague description of such a process in the Company's recently-filed proxy statement. The incumbent directors, including several of the new individuals added in recent years, seem either unable or unwilling to address the challenges that are threatening stockholders' long-term interests.

Our four-member slate is committed to entering the boardroom with fresh perspectives and working collegially with the remaining incumbents to identify the best path toward producing enduring value for stockholders. We selected our director candidates because they collectively possess the right mix of capital allocation acumen, corporate governance experience, RIA and tax industry knowledge, and strategic planning knowhow. Most importantly, they have a value-enhancing vision that can make Blucora a far more competitive and successful business for years to come.

A Closer Look: Why Substantive Boardroom Change is Urgently Needed

Poor Total Stockholder Returns and Persistent Underperformance

As noted below, Blucora has produced negative returns over multiple relevant horizons – including significantly underperforming peers over 1-year and 3-year periods. While Blucora appears to have out-performed on a 5-year basis, this purported overperformance is a consequence of the exceptionally low starting point for the Company's shares in 2016 (following substantial value destruction from 2013 to 2016, when the stock collapsed from approximately $25 to approximately $5). Blucora's disappointing earnings for the last fiscal quarter of 2020 appear to have only reinforced the market's view that the

Company is stagnating.

Exhibit 1. Stock Price Performance (TSR Includes Dividends)[2]

Company	Absolute TSR		
	1 Year	**3 Year**	**5 Year**
Blucora, Inc.	(39.1%)	(28.0%)	62.3%
ISS Peer Group	30.9%	57.4%	130.3%
S&P 500 (TR)	18.4%	48.9%	103.0%
Russell 2000 (TR)	20.0%	34.0%	86.4%
Blucora Relative Performance:			
ISS Peer Group	(70.0%)	(85.4%)	(67.9%)
S&P 500 (TR)	(57.5%)	(76.9%)	(40.7%)
Russell 2000 (TR)	(59.1%)	(62.0%)	(24.0%)

Source: FactSet as of 12/31/2020.

Poor Capital Allocation and Goodwill Impairment

In our view, Blucora's history is littered with serious capital allocation mistakes that reflect the Board's misplaced focus on acquisitions to presumably utilize the Company's significant net operating losses ("NOLs"). We believe 2015 marked a turning point for Blucora because the Board finalized the divestment of all assets except for the Company's TaxAct business. It then pivoted to an acquisition strategy in the wealth management/RIA space by acquiring HD Vest for $600 million in 2015, 1st Global for $180 million in 2019 and HK Financial Services for $160 million in 2020. The Board approved levering the Company's balance sheet and using significant free cash flow generated by the TaxAct business to fund this poorly-conceived $940 million acquisition spree.

It is now clear to us – and presumably other stockholders – that Blucora dramatically overpaid for both HD Vest and 1st Global. In 2020, the Company recorded a $271 million goodwill impairment charge related to the HD Vest and 1st Global acquisitions, representing approximately 35% of the combined $780 million transaction value. To make matters worse, it seems Blucora failed to properly integrate these businesses operationally or culturally, resulting in an exodus of Avantax advisors and chronic management-level turnover.

[2] Institutional Shareholder Services ("ISS") peer group includes APAM, ARES, BNFT, BSIG, CNS, CSOD, EBIX, ENV, FHI, GBL, GHL, LPSN, MC, PJT, RILY, SCU, SEIC, VIRT, WDR.

Exhibit 2. Wealth Management/RIA Business Acquisitions and Goodwill Impairment



Source: Company filings.

A Lack of Synergies Between the TaxAct and Avantax Businesses Continues Eroding Value

Since Blucora's initial foray into the wealth management/RIA space in 2015, the Company has consistently emphasized synergy opportunities to investors. Shortly after Christopher Walters assumed his new role as Chief Executive Officer in January 2020, he explained the Company's rationale for the HD Vest acquisition and the synergy potential between the TaxAct and Avantax businesses.

Based on Mr. Walters' remarks at last year's 48th Annual JP Morgan Global Technology, Media and Communications Conference, it seems he believes that the primary synergy opportunity between the two businesses is converting TaxAct Pro users into Avantax advisors. However, we have found no meaningful evidence of this in financial statements or public filings. Instead, from Fiscal Year 2016 to Fiscal Year 2020, the number of TaxAct Pro customers increased only by 70 users from 20,290 to 20,360, while the Avantax business saw its total number of advisors decline by 702 individuals from 4,472 to 3,770. At bottom, there seems to be no discernable connection between the story that the Company is telling and the numbers that it is reporting.

We further note that, given TaxAct Pro's base of approximately 20,000 users, a mere 2.5% conversion rate over the 2016-2020 fiscal period would have offset the decline in Avantax advisors. If the opportunity to convert TaxAct Pro users into Avantax advisors was as promising as the Company wants stockholders to believe, then why could it not convert just 2.5% of them over a five-year period, or 0.50% per year?

Although the current data seems to clearly underscore the lack of any meaningful synergies between the businesses, it is equally alarming that Mr. Walters admitted on his first earnings call as Chief Executive

Officer on February 19, 2020 – after serving on the Board since 2014 – that he lacked a precise sense of the size and scope of purported synergetic opportunities:

> *"So, one great example is we have a very large number of professional tax – or tax professionals that utilize our software product and TaxAct. That number is actually larger than the number of wealth advisors that we have on our wealth management side of the business. **It may be that there is meaningful opportunity, and what we don't have a sense of yet is what portion of those tax professionals that we serve with our software business ultimately would value the wealth – second revenue stream that would come from wealth advisory. And so, we'll think hard about how we ultimately can size that opportunity and potentially present it effectively to our pro tax software clients.**"* [3]

We are confounded by such remarks. One would think that prior to committing almost $1 billion to a series of transformational acquisitions, the Company would have thoroughly investigated and estimated the size of any potential synergic opportunities in advance. Now, approximately six years after the acquisition of HD Vest, Mr. Walters admits that he does not have a sense of what portion of TaxAct Pro customers are receptive to participating in the Avantax business, and that it has not been tested much.

Given this damning evidence, we are convinced that it would be in the best interest of stockholders for a refreshed Board to establish a special committee to credibly assess strategic alternatives, including a separation of the TaxAct and Avantax businesses. Blucora's recently-filed proxy statement includes only vague references to running a process to assess options for TaxAct. This suggests to us that a genuine exploration of alternatives for TaxAct has not been properly carried out. **We believe stockholders deserve a credible, transparent and well-communicated process that is unimpeded by potential biases held by Mr. Walters and other unqualified directors.**

Stockholders are Being Punished by a Substantial Sum-of-the-Parts ("SOTP") Discount as well as a Discount to Private Market Value

Blucora is currently trading at a severely depressed valuation multiple. This discount appears directly attributable to limited investor confidence in Blucora due to its underwhelming historic operating performance, misguided capital allocation and a lack of clear value catalysts. We believe a reconstituted Board should assess selling the TaxAct business and leaving the Avantax business as a standalone entity. This could position the Company to be appropriately valued by the market and help close the SOTP discount. As shown in the chart below, based on peer multiples, we believe that this could boost the Company's stock price by 40-75% from current levels.

Meanwhile, focusing on de-levering the balance sheet should also result in a higher valuation multiple for the remaining wealth management/RIA business. As noted, private market transaction multiples for both tax-related and RIA assets are substantially higher than Blucora's current valuation multiple. Tax assets have attracted considerable interest and favorable valuations recently from strategic buyers and private equity firms, while recent transactions for smaller RIAs with substantially less scale than Blucora have transacted at mid- to high-teens EV/EBITDA multiples (e.g. 14x-18x).

We find it instructive to consider the implied upside to the current stock price at various valuation multi-

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[3] Emphasis added by Ancora.

ples under an SOTP scenario. The analysis below is based on the projected FY2021 EBITDA and assumes that any gain on sale would be offset by the Company's substantial NOLs. We also note that corporate overhead currently represents approximately $5 per share in value reduction.

Exhibit 3. Some-of-the-Parts (SOTP) Scenario Analysis

($ in mm, except per share)	EBITDA 2021	Multiple		
TaxAct	$75.0	12.0x	13.0x	14.0x
Wealth Management	$80.0	10.0x	11.0x	12.0x
Corporate	($20.0)	11.0x	12.0x	13.0x
Total	$135.0	11.0x	12.0x	13.0x
EV		$1,480.0	$1,615.0	$1,750.0
Gain on sale impact		153.1	171.9	195.6
Net debt (cash)		404.2	404.2	404.2
NOL		(153.1)	(171.9)	(195.6)
Equity value		$1,075.8	$1,210.8	$1,345.8
Diluted shares		48.1	48.1	48.1
Pre corporate overhead SOTP value per share		**$26.94**	**$30.16**	**$33.38**
% to current		67.1%	87.1%	107.1%
Less: corporate overhead per share		*($4.57)*	*($4.99)*	*($5.40)*
Post corporate overhead SOTP value per share		**$22.36**	**$25.17**	**$27.97**
% to current		38.7%	56.1%	73.5%

Source: Company filings, Ancora estimates.

Bloated Corporate Infrastructure is Value Dilutive to Stockholders

Blucora effectively operates two disparate businesses under one bloated and superfluous corporate infrastructure. In this hierarchical system, TaxAct and Avantax have their own respective management teams, which operate separately and report to an executive management team above them at Blucora. We find this duplicative, wasteful and detrimental to stockholder value – particularly given the lack of relevant c-level talent at the holding company level.

The scope of the Company's bloat is visible in plain sight: according to its income statements, **corporate costs have averaged approximately $20 million annually since 2015, with its two most recent years being in excess of $25 million**. At the current valuation multiple (~9.5x FY 2021 EBITDA), corporate costs alone represent an excess of $200 million of value degradation, or approximately 15% of the Company's total enterprise value.



Exhibit 4. Historical Corporate Costs (2015-2020)

Source: Company filings.

We find these corporate costs excessive for a Company with an approximately $800 million market capitalization. It appears as if the management team is operating without effective Board oversight and prioritizing its own interests over stockholders' interests. **Our nominees stand for reducing corporate costs and eliminating both redundancies and waste.**

Ineffective Board Oversight and Troubling Management Turnover Undermine Market Confidence

We find the events of January 2020 to be a perfect illustration of why substantive, stockholder-driven Board change is needed. On January 7, 2020, Blucora announced the acquisition of HK Financial Services and also announced the resignation of Chief Financial Officer Davinder Athwal. This is not a conventional way to inspire investor confidence or generate excitement around a major transaction. The narrative got even worse less than two weeks later when Blucora announced that former Chief Executive Officer John Clendening had departed. **To be clear, within a 10-day span, the Board authorized spending $160 million on an acquisition AND lost its Chief Executive Officer and Chief Financial Officer.**

Ignoring any potential rationale behind these decisions (separately or in the aggregate), we believe such a volatile sequence of events is indicative of unstable leadership from a weak Board. Unfortunately, this occurrence was not just a one-off event. From 2018 through 2020, there has been an alarming turnover rate among management at both the highest level and across the business segments. This suggests to us that at a minimum, there are cultural issues at the Company.

Exhibit 5. Blucora Management Departures (2018-2020)

Executive Title	Departure Date
CEO	Jan-20
CFO	Jan-20
Chief Investment Strategist, Avantax	Sep-19
VP Finance and Interim CFO, HD Vest	Sep-19
Executive VP and COO, TaxAct	Jul-19
Chief Marketing Officer	Jul-19
Head of Data and Analytics Services	Oct-18
VP Finance and Strategic Business Unit CFO, TaxAct	Jul-18
Interim COO, Avantax	Jan-18

Source: Ancora due diligence, LinkedIn.

We Believe There is Clear Evidence of Entrenchment and Manipulation of the Board Election Process

The Company recently made a series of amendments to its bylaws that appear deliberately designed to disenfranchise and dissuade the Company's owners from exercising their lawful rights as stockholders. Among many onerous, open-ended and overreaching nomination requirements, the Company added a highly unusual condition to the recognition of valid nominations that director candidates consent to being named in the Company's proxy materials. In response, Ancora's counsel notified the Company's external legal advisors – who are paid with stockholder resources – that we intended to solicit stockholders' support using our own proxy materials and that the Company should either follow the well-established practice of each side's nominees appearing on separate proxy cards, or consent to the use of a universal proxy card, with all nominees appearing on the same card. Blucora rejected both proposals and alleged our nomination would be deficient unless we provided the requisite consents to have our nominees named in the Company's proxy statement.

Stockholders should be permitted to vote on the merits of each director nominee without the Company trying to manipulate the outcome by creating an uneven playing field that favors the incumbents. The Company also attempted to argue Ancora's nomination would be deemed incomplete unless we deliver highly confidential and proprietary information about our business without reasonable redaction. Only after we filed a lawsuit to stop these wasteful legal shenanigans, did the Company inform us that it would not reject our nomination on these grounds. **It should be alarming to all stockholders and independent proxy advisory firms that the Board believes it is in stockholders' best interest to waste stockholder resources on these efforts to undermine corporate democracy**.

ANCORA'S SLATE IS THE RIGHT SOLUTION AT THE RIGHT MOMENT IN TIME

After carefully assessing Blucora's many needs, we have assembled a highly-qualified slate with strong experience in the areas of capital allocation, corporate governance, internal and external communications, transactions, and tax and wealth management. If elected, our slate will help the Board explore all means to maximize stockholder value, including assessing corporate cost reductions and rebuilding trust with Avantax advisors disenchanted with Blucora. Our candidates include:



Frederick D. DiSanto, an expert in the wealth management/RIA sector with strong experience serving on public company boards of directors. Mr. DiSanto has served as the Chairman and Chief Executive Officer of Ancora Holdings since January 2006 and December 2014, respectively. Mr. DiSanto also serves as the Chief Executive Officer and on the Board of Directors of Regional Brands Inc., a publicly-traded holding company focused on acquiring substantial ownership in regional companies with strong brand recognition, since November 2015. Prior to joining Ancora Holdings, Mr. DiSanto served as Executive Vice President and Manager of Fifth Third Bancorp, a diversified financial services company, and as the President and Chief Operating Officer of Maxus Investment Group, an investment management firm, which was later acquired by Fifth Third. Currently, Mr. DiSanto serves on the Board of Directors of Alithya Group inc., a strategy and digital transformation company, since November 2018 and The Eastern Company, a manager of industrial businesses that designs, manufactures and sells engineered solutions, since April 2016. Previously, Mr. DiSanto served on the Board of Directors of Edgewater Technology, Inc. (n/k/a Alithya Group inc.), from February 2017 until it was acquired by Alithya Group inc. in November 2018.



Cindy Schulze Flynn, a financial services industry executive with deep experience in the areas of corporate communications, marketing and employee engagement. She has been the Chief Marketing and Communications Officer of Union Home Mortgage, a privately held financial services firm, since May 2020, and has served as an Advisory Board member, since January 2020. Before that, Ms. Flynn served as the founder of Arrowhead Consulting, a strategic and tactical consulting firm, from January 2019 to December 2019. From 2009 to September 2018, Ms. Flynn served as the Executive Vice President, Chief Administrative & Marketing Officer of the New York Community Bancorp, Inc., a bank holding company. Prior to that, Ms. Flynn served as the Senior Vice President, Chief Marketing Officer at AmTrust Bank, a Cleveland based bank, the Executive Vice President, Brand Director at Citizen Financial Group, Inc., a retail bank holding company, the Senior Vice President, Chief Marketing Officer of Charter One Financial, Inc., a bank holding company, and held various senior positions at KeyCorp, a bank holding company.



Robert D. MacKinlay, a corporate finance leader and consultant with robust experience in the tax advisory industry. Mr. MacKinlay has served as the Executive Vice President and Chief Financial Officer of Gardiner Service Company, Inc., a leading HVAC & building services company, since November 2020. Prior to that, Mr. MacKinlay had an extensive career at Cohen & Company, an assurance, tax and advisory service to clients in the United States and throughout the world, where he most recently served as National Managing Partner, Private Companies, from September 2019 to September 2020; and President, Private Company Services, from September 2013 to August 2019.



Kimberly Smith Spacek, a financial services industry executive with deep experience in the areas of client engagement, investor relations and institutional and retail marketing. Ms. Spacek is currently a Partner and the Director of Marketing and Investor Relations at Owl Creek Asset Management, L.P., a global investment advisory firm, where she has held such positions since 2008 and 2005, respectively. Prior to her role at Owl Creek, Ms. Spacek was a partner at Davidson Kempner Capital Management LP, a global multi-strategy institutional alternative asset management firm, and previously served as an Assistant Vice President at ABN AMRO Bank N.V., a Netherlands-based bank offering products and services to retail, private and corporate clients.

We believe our four director candidates would be ideal replacements for the following incumbent Board members:

- **Steve Aldrich** – Mr. Aldrich joined the Board in 2017 and is currently Chair of the Nominating and Governance Committee. He has presided over negative TSR and significant value destruction over the duration of his tenure. Since Mr. Aldrich joined the Nominating and Governance Committee in 2017, the Board has continuously appointed directors with limited wealth management, RIA and tax advisory experience. Perhaps this reflects the fact that Mr. Aldrich, who most recently worked at GoDaddy, also has no prior experience in these important areas.

- **Georganne Proctor** – Ms. Proctor joined the Board in 2017 and is currently its Chairwoman and a member of the Nominating and Governance Committee. She has presided over negative TSR and significant value destruction over the duration of her tenure, including the approximately $271 million goodwill impairment charge related to Blucora's HD Vest and 1st Global acquisitions. We also question whether she has the capacity to serve as Chairwoman of a struggling company, like Blucora, when also serving as a director of Redwood Trust, Sculptor Capital Management and SunEdison. Despite having a background in corporate finance, Ms. Proctor has no stated experience in the RIA, wealth management and tax advisory industries.

- **John MacIlwaine** – Mr. MacIlwaine joined the Board in 2018 and currently serves on no committees. His tenure has been defined by negative TSR and significant value destruction. Moreover, his background in the digital technology and software industries is not relevant to Blucora's pressing issues, including its misallocation of capital, bloated cost structure and the attrition of Avantax advisors. He has no stated experience in the RIA, wealth management and tax advisory industries.

- **Mary Zappone** – Ms. Zappone joined the Board in 2015 and is a member of the Nominating and Governance Committee. She has overseen the value-destructive acquisitions executed by Blucora in recent years and continuously appointed directors with limited wealth management, RIA and tax advisory experience. Like the others, she has no stated experience in the RIA, wealth management and tax advisory industries. We also have concerns about her role as Chair of the Audit Committee given her prior association with scandal-plagued Tyco International. Ms. Zappone's LinkedIn profile indicates she was "Vice President, Operational Excellence" at Tyco International from 2004 through 2006, a period in which the entity was involved in various lawsuits initiated by stockholders and stakeholders.

In addition to lacking the right qualifications to help turn around Blucora, we believe these four directors have failed to initiate a boardroom dialogue about the ineffectiveness of the Company's current strategy. Our director candidates will bring a different mentality to the Board on Day 1 by encouraging collegial debate and thoughtful discussions about a new path forward. Our slate contends that a refreshed Board would be well-served to consider the following actions:

- Refocus the Company's attention and resources on operating, improving and growing the Avantax business.

- Rebuild credibility and trust with disenchanted associates, employees and the RIA community.

- Create a special committee of independent directors to identify corporate efficiencies and explore strategic alternatives for the TaxAct business, particularly in light of its stagnation and the insufficient synergies.

- Establish a disciplined capital allocation framework that emphasizes paying off current debt and eventually implementing a stock-repurchase program.

While Ancora still remains open to achieving an amicable resolution and avoiding a lengthy election contest, we will not rest until Blucora reconstitutes its Board with aligned and qualified individuals. We hope that the incumbent directors finally acknowledge that their actions and obstinance are threatening Blucora's long-term viability in the marketplace.

We look forward to continuing to communicate with our fellow stockholders and stakeholders in the days and weeks to come. Please visit www.ABetterBlucora.com to sign up for e-mail updates and learn how to vote on the **WHITE Proxy Card** to elect our full four-member slate.

Sincerely,

Frederick DiSanto
Chairman and Chief Executive Officer
Ancora Holdings, Inc.